Exhibit 99.1

ASX ANNOUNCEMENT

3 October 2013

Share Purchase Plan closes

Melbourne, Australia; 3 October 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that its Share Purchase Plan (“SPP” and the “Plan”) has closed.  The Plan sought to raise a maximum of $3,000,000 before the payment of associated costs.

The Company advises that a total of $1,388,000 has been subscribed by shareholders under the Plan at the issue price of $0.072 per share.  As a result, the Underwriters to the Plan, Lodge Corporate Pty. Ltd. and Cygnet Capital Pty. Ltd. (“Cygnet”), or their nominees, are to subscribe for shares on the same terms and conditions in respect of the shortfall in the amount of $1,612,000, raising a total of $3,000,000 for the Company.

The Company also advises that Cygnet has committed to subscribe for further shares in the Company at the same issue price of $0.072 per share to raise an additional $1,000,000.  Of this amount, shares representing a total of $500,000 will be issued at the same time and issue price as the other shares under the Plan pursuant to the ASX Listing Rule 7.1.  Shares representing the remaining $500,000 will be issued at the same issue price but subject to shareholders refreshing the Company’s capacity under Listing Rule 7.1 (which the Company will seek at its Extraordinary General Meeting (“EGM”) to be held on 23 October 2013, the Notice for which has already been distributed to shareholders).

If such approval is granted by the shareholders at the EGM and the additional shares are issued to Cygnet, the Company will have raised a total of $4,000,000 and will have issued a further 55,555,556 shares in total.

The Company anticipates that a total of 48,611,111 shares will be issued as soon as the funds have been received from the Underwriters or their nominees, at which time the Company will release an ASX Appendix 3B and appropriate cleansing notice.

This capital raising of up to $4,000,000 excludes both the $3,000,000 that the Company raised from its recent private placement and the funding which may be raised by the Company under the Convertible Note with Ironridge BioPharma Co. (“Note”) (which, once drawdown, will have an immediate initial advance of at least US$5,000,000 to the Company).  This Note is also subject to shareholder approval at the upcoming EGM.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040